UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25032

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

(Exact name of registrant as specified in its charter)

600 Mayer Street

Bridgeville, Pennsylvania 15017

(412) 257-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the 1996 Employee Stock Purchase Plan

(Title of each class of securities covered by this form)

None(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)

Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Universal Stainless & Alloy Products 1996 Employee Stock Purchase Plan (the “Plan”), the duty of Universal Stainless & Alloy Products, Inc. (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

(2)

No plan interests under the Plan exist, and, therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including Annual Reports on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Universal Stainless & Alloy Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 28, 2020	UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
1996 EMPLOYEE STOCK PURCHASE PLAN

	By:	/s/ John J. Arminas
		Name:	John J. Arminas
		Title:	Plan Administrator